Exhibit 99.1

Maris-Tech Ltd.

Condensed Financial Statements

As of and for the six months

ended June 30, 2023

(Unaudited)

Maris-Tech Ltd.

Condensed Financial Statements as of and for the six months ended June 30, 2023 (Unaudited)

Maris-Tech Ltd.

Condensed Balance Sheets

U.S. dollars

(Unaudited)

	June 30, 2023	December 31, 2022
Assets

Current assets
Cash and cash equivalents	$1,780,031	$221,961
Short-term deposits	5,081,331	9,084,082
Trade receivables, net	750,686	1,606,495
Other receivables	656,886	359,591
Inventories	1,385,736	981,729

Total current assets	$9,654,670	$12,253,858

Non-current assets
Restricted deposits	$31,927	$33,569
Property, plant and equipment, net	327,850	283,790
Severance pay deposits	152,237	156,723
Operating lease right-of-use assets	570,432	635,976

Total non-current assets	$1,082,446	$1,110,058

Total assets	$10,737,116	$13,363,916

The accompanying notes are an integral part of the condensed interim financial statements.

Maris-Tech Ltd.

Condensed Balance Sheets

U.S. dollars

(Unaudited)

	June 30, 2023	December 31, 2022
Liabilities and equity

Current liabilities
Trade payables	$675,586	$1,083,345
Current maturities of long-term loans from related party	226,719	-
Other current liabilities	897,597	727,560
Total current liabilities	$1,799,902	$1,810,905

Long-term liabilities
Long-term loans from related party, net of current maturities	$861,531	$1,088,250
Non-current operating lease liabilities	368,021	442,166
Accrued severance pay	405,875	425,742
Total long-term liabilities	$1,635,427	$1,956,158

Total liabilities	$3,435,329	$3,767,063

Commitments and contingencies

Equity
Shareholders’ equity (capital deficiency)
Ordinary shares, no par value per share: authorized - 100,000,000 as of June 30, 2023 and December 31, 2022; issued and outstanding: 7,878,501 and 7,999,216 shares as of June 30, 2023 and December 31, 2022, respectively.	-	-
Treasury stock 120,715 shares as of June 30, 2023.	(119,536)	-
Additional paid-in capital	17,877,877	17,789,380
Accumulated deficit	(10,456,554)	(8,192,527)

Total shareholders’ equity	7,301,787	9,596,853

Total liabilities and equity	$10,737,116	$13,363,916

The accompanying notes are an integral part of the condensed financial statements.

Maris-Tech Ltd.

Condensed Statements of Operations

U.S. dollars

(Unaudited)

	Six months ended
	June 30, 2023	June 30, 2022
Revenues	$473,853	$967,925

Cost of revenues	644,480	651,149

Gross profit (loss)	(170,627)	316,776
Operating expenses
Research and development, net	441,015	650,404
Sales and marketing	317,729	454,208
General and administrative	1,496,137	1,502,406
Total operating expenses	2,254,881	2,607,018

Loss from operations	(2,425,508)	(2,290,242)
Financial income, net	161,481	16,542

Net loss	$(2,264,027)	$(2,273,700)
Basic and diluted net loss attributable to shareholders per ordinary share	$(0.29)	$(0.32)
Weighted average number of ordinary shares used in computing loss per ordinary share	7,938,525	7,071,018

The accompanying notes are an integral part of the condensed financial statements.

Maris-Tech Ltd.

Condensed Statements of Changes in Shareholders’ Equity (Capital Deficiency)

U.S. dollars

(Unaudited)

	Number of Shares issued	Number of Preferred Shares issued	Treasury stock	Share capital	Additional paid in capital	Treasury stock	Accumulated deficit	Total shareholders’ capital deficiency
Balance at January 1, 2023	7,999,216	-	*	*	$17,789,380	-	$(8,192,527)	$9,596,853
Changes during the six months period ended June 30, 2023:
Share-based compensation					88,497			88,497
Repurchase of treasury stock			(120,715)			$(119,536)		(119,536)
Net loss							$(2,264,027)	$(2,264,027)
Balance at June 30, 2023	7,999,216		(120,715)	*	$17,877,877	$(119,536)	$(10,456,554)	$7,301,787

Balance at January 1, 2022	3,085,000	489,812		*	$2,124,601	-	$(4,504,181)	$(2,379,580)
Changes during the six months period ended June 30, 2022:
Issuance of ordinary shares and warrants upon initial public offering (“IPO”), net of issuance costs	4,244,048	-		-	15,176,584		-	15,176,584
Conversion of preferred shares into ordinary shares	489,812	(489,812)		-	-	-	-	-
Reclassification of warrants to purchase ordinary shares from liability to equity	-	-		-	412,299		-	412,299
Share-based compensation	-	-		-	33,353		-	33,353
Net loss	-	-		-	-		(2,273,700)	(2,273,700)
Balance at June 30, 2022	7,818,860	-		*	$17,746,837		$(6,777,881)	$10,968,956

*	Less than $1

The accompanying notes are an integral part of the condensed interim financial statements.

Maris-Tech Ltd.

Condensed Statements of Cash Flows

U.S. dollars

(Unaudited)

	Six Months Ended
	June 30, 2023	June 30, 2022
Cash flows from operating activities:
Net loss from operations	$(2,264,027)	$(2,273,700)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	28,981	4,250
Financial income	(13,094)	(96,917)
Share-based compensation	88,497	33,353
Change in fair value of warrants	-	60,454
Changes in operating assets and liabilities:
Increase (decrease) in accrued severance pay	(19,867)	156,559
Decrease (increase) in trade receivables, net	855,809	(62,494)
Increase in other receivables	(297,295)	(576,823)
Increase in inventories	(404,007)	(141,701)
Increase (decrease) in trade payables	(407,759)	29,410
Increase (decrease) in other current liabilities	181,767	(82,169)
Net cash used in operating activities	$(2,250,995)	$(2,949,778)

Cash flows from investing activities:
Proceeds from (investment in) short-term deposits, net	$4,000,000	$(11,000,000)
Investment in severance funds	-	(22,183)
Purchase of property, plant and equipment	(73,041)	(64,735)
Net cash provided by (used in) investing activities	$3,926,959	$(11,086,918)

Cash flows from financing activities:
Repayment of short-term bank credit	-	$(410,324)
Issuance of shares and warrants	-	17,824,992
Issuance costs paid	-	(2,101,875)
Repayment of long-term bank loans	-	(744,769)
Repurchase of treasury stock	(119,536)	-
Repayment of loan from related party	-	(200,000)
Net cash provided by (used in) financing activities	(119,536)	$14,368,024

Increase in cash, cash equivalents and restricted deposit	1,556,428	331,328
Cash, cash equivalents and restricted deposit at the beginning of the year	255,530	49,126
Cash, cash equivalents and restricted deposits at the end of the period	$1,811,958	$380,454

The accompanying notes are an integral part of the condensed interim financial statements.

Maris-Tech Ltd.

Condensed Statements of Cash Flows

U.S. dollars

(Unaudited)

	Six Months Ended
	June 30, 2023	June 30, 2022
Cash paid during the period for:
Interest received	$124,536	-
Interest paid	$5,008	$10,969

Supplemental disclosures of non-cash flow information
Reclassification of warrants to purchase ordinary shares from liability to equity	-	$412,299

The below table reconciles cash, cash equivalents and restricted deposits as reported in the consolidated balance sheets to the total of the same amounts shown in the consolidated statements of cash flows:

	Six months ended
	June 30,
	2023	2022
Cash and cash equivalents	$1,780,031	$346,866
Restricted deposits	31,927	33,588
Total	$1,811,958	$380,454

The accompanying notes are an integral part of the condensed interim financial statements.

Maris-Tech Ltd.

Notes to Condensed Interim Financial Statements

U.S. dollars

(Unaudited)

Note 1 - General

A.	Introduction

Maris-Tech Ltd. (the “Company”) was incorporated in 2008 in Israel. The Company develops, designs and manufactures high-end digital video and audio products and solutions for the professional as well as the civilian and home security markets, which can be sold off the shelf or fully customized to meet customers’ requirements.

On February 4, 2022, the Company closed an initial public offering (“IPO”). In connection with the IPO, the Company issued and sold 4,244,048 ordinary shares, no par value per share (“Ordinary Shares”), and warrants (the “Warrants”), to purchase up to 4,244,048 Ordinary Shares (after giving effect to the partial exercise of the underwriter’s over-allotment option and the exercise of pre-funded warrants sold in the IPO). The Ordinary Shares and the Warrants were approved for listing on the Nasdaq Capital Market (“Nasdaq”) and commenced trading under the symbol “MTEK” and “MTEKW”, respectively, on February 2, 2022.

The Company operates in Israel and sells to customers in other countries, including the United States, Australia, United Kingdom and Switzerland.

B.	Basis of Presentation

The accompanying unaudited condensed financial statements and related disclosures have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Certain information and disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. Accordingly, these condensed interim financial statements should be read in conjunction with the Company’s audited financial statements and related notes for the year ended December 31, 2022. The condensed balance sheet as of December 31, 2022 is derived from the audited financial statements at that date, but does not include all of the disclosures required by GAAP.

In the opinion of management, all adjustments considered necessary for a fair statement, consisting of normal recurring adjustments, have been included. Operating results for the six months ended June 30, 2023 are not necessarily indicative of the results that may be expected for the year ending December 31, 2023.

Use of Estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the assets, liabilities, revenue, costs and expenses that are reported in the condensed interim financial statements and accompanying disclosures. These estimates are based on management’s best knowledge of current events, historical experience, actions that the Company may undertake in the future and on various other assumptions that are believed to be reasonable under the circumstances. As a result, actual results may be different from these estimates.

Maris-Tech Ltd.

Notes to Condensed Interim Financial Statements

U.S. dollars

(Unaudited)

Note 1 - General (Continued)

C.	Significant Accounting Policies

Except as described in Note 1D below, these interim unaudited condensed financial statements have been prepared according to the same accounting policies as those discussed in the Company’s audited financial statements and related notes for the year ended December 31, 2022.

D.	Recently Adopted Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Updates (ASU) 2016-13 “Financial Instruments—Credit Losses—Measurement of Credit Losses on Financial Instruments.” This guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance is effective for the fiscal year beginning on January 1, 2023, including interim periods within that year.  The adoption of this guidance did not have a material impact on the Company’s financial statements.

E.	Liquidity and Capital Resources

The Company has experienced net losses and negative cash flows from operations since its inception and has relied on its ability to fund its operations primarily through proceeds from sales of Ordinary Shares and warrants of the Company, loans from banks and long-term loans from shareholders. As of June 30, 2023 and December 31, 2022, the Company had working capital of $7.9 million and $10.4 million, respectively, an accumulated deficit of $10.5 million and $8.2 million, respectively, and negative cash flow from operating activity of $2.3 million and $2.9 million for the six months ended June 30, 2023 and 2022, respectively. The Company anticipates such losses will continue until its products reach commercial profitability.

On February 4, 2022, in connection with the IPO (including the partial exercise of the over-allotment and exercise of pre-funded warrants issued and sold in the IPO), the Company issued and sold 4,244,048 Ordinary Shares and Warrants to purchase up to 4,244,048 Ordinary Shares and received aggregate gross proceeds of $17.8 million before deducting underwriting discounts and commissions and other offering expenses, or net proceeds of $15.1 million after deducting approximately $1.35 million of underwriting discounts and commissions and approximately $1.35 million of other offering costs.

Based on management’s projections of the business results for the next twelve months, management concluded that the Company has sufficient liquidity to satisfy its obligations over the next twelve months from September 29, 2023, the date of issuance of these financial statements.

Note 2 - Commitments and Contingencies

Liens

The Company’s long-term restricted deposits in the amount of $31,927 have been pledged as security in respect of guarantees granted to the Company’s landlords as part of the office lease agreement. Such deposits cannot be pledged to others or withdrawn without the consent of the lender.

In June 2023, the Company received grant approval in the amount of NIS 1,209,797 (approximately $333,000) to support the first-year development of an innovative system for onboard situation awareness for nanosatellite platforms. The grant represents 50% of the total budget for the first year of the project. As of June 30, 2023, the Company received advance payment from the Israeli Innovation Authority (“IIA”) in the amount of NIS 423,429 (approximately $114,440).

Maris-Tech Ltd.

Notes to Condensed Interim Financial Statements

U.S. dollars

(Unaudited)

Note 2 - Commitments and Contingencies (Continued)

Upon sales of products that were developed under the development project, the Company will be obliged to pay royalties to the IIA at a rate of 3% on sales proceeds from products that were developed under IIA programs up to the total amount of grants received. The Company may be required to pay additional royalties upon the occurrence of certain events as determined by the IIA, that are within the control of the Company. No such events have occurred or were probable of occurrence as of the balance sheet date with respect to these royalties.

Note 3 - Revenues

Disaggregation of revenue

The following table disaggregates the Company’s revenues based on the nature and characteristics of its contracts, for the six months ended June 30, 2023 and 2022:

	Six months ended
	June 30, 2023	June 30, 2022
Sales of products	$473,853	$616,670
Non-recurring engineering and proof of concept contracts	-	351,255
	$473,853	$967,925

Note 4 - Net loss per Share

The following table presents the computation of basic and diluted net loss per share:

	Six months ended
	June 30, 2023	June 30, 2022
Numerator:
Net loss	$2,264,027	$2,273,700
Denominator:
Weighted average shares – denominator for basic and diluted net loss per share*	7,938,525	7,071,018

Net loss per share Basic and diluted	$0.29	$0.32

*	after deduction of the weighted number of shares resulting from the purchase of treasury shares

The Company excluded the following potential ordinary shares, from the computation of diluted net loss per share for the periods indicated because including them would have had an anti-dilutive effect:

	Six months ended
	June 30, 2023	June 30, 2022
Options to purchase Ordinary Shares	216,426	285,422
Warrants	5,464,861	5,645,270
Total potentially dilutive securities	5,681,287	5,930,692

Maris-Tech Ltd.

Notes to Condensed Interim Financial Statements

U.S. dollars

(Unaudited)

Note 5 - Equity

Share capital

As of June 30,2023, the Company’s share capital was composed of 7,878,501 Ordinary Shares issued and outstanding.

On June 1, 2022, the Company announced that its board of directors has authorized a share repurchase plan (the “Repurchase Plan”) allowing the Company to invest up to $1 million to repurchase its Ordinary Shares.

The Repurchase Plan authorizes the Company’s management to repurchase Ordinary Shares, from time to time, in open market transactions, and/or in privately negotiated transactions or in any other legally permissible ways, depending on market conditions, share price, trading volume and other factors. Such repurchases will be made in accordance with applicable U.S. securities laws and regulations, under the U.S. Securities Exchange Act of 1934, as amended, and applicable Israeli law, and was subject to the approval of the Israeli court, which ensured that the Company has enough resources for the Repurchase Plan without affecting its other on-going obligations and commitments. The Repurchase Plan does not obligate the Company to repurchase any specific number of the Ordinary Shares and may be suspended or terminated at any time at management’s discretion.

On March 31, 2023, the Company completed the Repurchase Plan. The Company repurchased 120,715 of its Ordinary Shares in the total amount of $119,133, representing approximately 1.5% of its issued and outstanding Ordinary Shares, at an average price of $0.987 per Ordinary Share.

Note 6 - Share Based Compensation

On May 15, 2023, the compensation committee of the board of directors of the Company, approved and recommended that the Company’s shareholders to approve, the repricing of the exercise price of the existing options to purchase Ordinary Shares of the Company of certain of the Company’s officers, directors and service providers, who currently provide services to the Company, from $4.20 to $1.00 per share (the “Repricing”). Other than the exercise price, all other terms of the existing options granted to such officers and directors did not change. On June 28, 2023, the Company’s shareholders approved the Repricing and the Repricing was completed in July 2023. The Repricing was recognized as a modification with additional expense of $59,379 that will be recognized over the remainder of the vesting period and $58,818 recognized during the period ended June 30, 2023.

Note 7 - Related Party Transactions

On March 2, 2023, the Company entered into an amendment (the “Amendment”) to the loan facility agreement (as amended on June 30, 2021, the “Loan Facility Agreement”) with Israel Bar, the Company’s Chief Executive Officer, director and largest shareholder, and Joseph Gottlieb, another director and the Company’s second largest shareholder, pursuant to which the Company (i) amended the repayment terms set in the Loan Facility Agreement to provide that the amounts outstanding under the Loan Facility Agreement shall be due and payable in 24 equal monthly payments, commencing on February 4, 2024, subject to availability of free cash (as defined in the Amendment) of the Company, and (ii) clarified that the total amount due to Mr. Gottlieb under the Loan Agreement is NIS 1,020,347 (approximately $317,371). Pursuant to the Amendment, the total outstanding amount under the Loan Facility Agreement after giving effect to the Amendment was NIS 3,480,305.88 (approximately $1,088,250). As of June 30, 2023, the outstanding amount under the Loan Facility Agreement is $1,088,250. The loans were classified as long term liabilities in the amount of $861,531 and short term liabilities in the amount of $226,719. The change of conditions was treated as a modification with no impact on the results of operations.

Note 8 - Subsequent event

On July 31, 2023, the Company entered into a service agreement (the “Service Agreement”) with Parazero Technologies Ltd. (“Parazero”), pursuant to which the Company will provide to Parazero certain business development services (the “Services”). In consideration for the Services provided by the Company, Parazero shall pay the Company $10,000 per month plus value added tax (VAT).  In addition, Parazero shall pay the Company commissions, in accordance with the terms of the Service Agreement.

In addition, in July 2023, the Company has purchased 50,000 ordinary shares of Parazero, at a price of $4.00 per share, for an aggregate purchase price of $200,000, in Parazero’s initial public offering. The Company subsequently sold the ordinary shares they purchased in the open market for an aggregate consideration of $108,857. As of September 29, 2023, the Company does not hold any shares of Parazero.

The Company determined that the Service Agreement and the purchase of shares is a related party transaction, as the chairman of the board of directors of the Company also serves as the Chairman of the board of directors of Parazero. The Company analyzed the terms of the Service Agreement and concluded that the terms represent a transaction conducted at arm's length.